Dundee Corporation Provides Notice to Holders of its 5.85%
Exchangeable Debentures in connection with Dundee REIT Transaction

Toronto, July 23, 2007 – Dundee Corporation (TSX: DC.A) announced today that it has provided a Notice to the registered holders of its 5.85% Exchangeable Debentures due June 30, 2015 (the “Debentures”), in order to inform such holders of a transaction which was announced by Dundee REIT, as the Debentures are exchangeable into Series A units of Dundee REIT (“Units”).

On June 4, 2007, Dundee REIT issued a press release announcing a transaction (the “Transaction”) involving the sale of certain properties of Dundee REIT and the distribution of cash proceeds to Dundee REIT unitholders on the basis of $47.50 per Unit purchased or redeemed, subject to elections and prorationing, (provided that Dundee REIT will continue to retain certain assets and continue to be a publicly traded REIT with approximately 30% of the currently outstanding Dundee REIT Units remaining outstanding).  Dundee REIT has mailed and posted on sedar.com a detailed Information Circular in respect of the Transaction.

Upon completion of the Transaction, currently anticipated to be on or about August 24, 2007 (the “Closing Date”), a “Reorganization Event” for the purposes of the Trust Indenture dated June 22, 2005 governing the Debentures (the “Indenture”) will have occurred.

Currently, each $1,000 principal amount of the Debentures is exchangeable for 33.6134 Series A Units of Dundee REIT.  On and after the business day following the Closing Date, each $1,000 principal amount of the Debentures will become exchangeable for “Reorganization Property” for the purposes of the Indenture, which will, depending upon the elections made by the general body of Dundee REIT unitholders in connection with the Transaction, consist of either:  (a) the same number of Units as at present, i.e., 33.6134 Units; or (b) a smaller number of Units, together with an amount of cash, which will be dependent upon the elections made by the general body of Dundee REIT unitholders.  Such amounts will not be finally determined until immediately following the Closing Date.  Such Units and cash, if any, will be held in escrow by the Trustee under the Indenture until Debentures are exchanged.  Dundee Corporation will provide notice to the Trustee and to registered holders forthwith upon the occurrence of the Closing Date, which will provide details of the finally determined Reorganization Property.

Holders of the Debentures are not required to take any action pursuant to the Notice other than to be advised that following the Closing Date, what will be received on an exchange of Debentures will be the “Reorganization Property”, as described above, subject to the final determination.

Any holder who wishes to exchange Debentures in order to obtain Units and participate in the Transaction as a unitholder of Dundee REIT will be required to exchange its Debentures for Units and make an election with respect to such Units in the manner and within the time limits set forth in Dundee REIT’s Information Circular.  Such participation may result in unitholders of Dundee REIT who provide an election to Dundee REIT receiving a different calculation of the proportion of cash and Units than as set out above.  Holders should consult their advisors in this regard.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 57% controlled subsidiary, DundeeWealth Inc. (formerly Dundee Wealth Management Inc.), a company with $63.5 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010